UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11988

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MM Global Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Wall Street, Unit 5070
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hinman Au	646-868-0966	hinman.au@mmglobalusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Hinman Au, CEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MM Global Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

EVELYN S CHEN
Notary Public - State of New York
NO. 01CH6381175
Qualified in Queens County
My Commission Expires Sep 24, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MM GLOBAL SECURITIES, INC.
(SEC I.D. NO. 8-11988)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a Public Document pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

*****PUBLIC DOCUMENT*****

MM GLOBAL SECURITIES, INC

TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MM Global Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MM Global Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MM Global Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MM Global Securities, Inc.'s management. Our responsibility is to express an opinion on MM Global Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM Global Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MM Global Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 17, 2022

MM GLOBAL SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 92,995
Deposit at clearing broker	(5,518)
Accounts Receivable	-
Security Deposit	3,660
Prepaid expenses	16,276
Total Assets	$ 107,413

LIABILITIES AND STOCKHOLDER'S EQUITY

Notes Payable	$ -
Accounts payable and accrued expenses	8,563
Total Liabilities	$ 8,563
Contingencies	
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	1,000
Paid in Capital	1,738,920
Accumulated (deficit)	(1,641,070)
Total Stockholder's Equity	98,850
Total Liabilities and Stockholder's Equity	$ 107,413

See Independent Accountants' Report and Accompanying Notes

MM GLOBAL SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

MM Global Securities, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2021, the Company is engaged in a single line of business as a securities broker-dealer. The company clears all of its transactions through a security broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change. The Company changed its name to MM Global Securities, Inc. in March 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenues

Revenue recognition guidance ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the

consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company earns commissions through client transactions in stocks. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities. The Company charges fees for trading related services, including market execution and other trading technology supports. Fees revenue is recognized at the end of each month when the performance obligation is satisfied. Fees revenue is usually paid before the 15th day of the following month. There are no open contracts at year-end.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2021, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. PPP LOAN AND FORGIVENESS

The Company received a loan from TD Bank N.A. (Bank) under the federal Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated April 21, 2020 bearing interest at 1.00% per annum with the principal balance due two years subsequent to the date of the note. The Company believes it has met the requirements for 100% forgiveness under its Covered Period for eligible expenses and applied for 100% forgiveness on December 4, 2020. The PPP Loan Forgiveness Application was approved by SBA on 01/12/2021 and the entire PPP loan amount of $41,250 as well as the interest of $297.92 had been paid in full. There is no further action the Company needs to take.

4. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $78,914 which was $28,914 in excess of the amount required. MMBD Trading Limited, made three hundred and twenty thousand dollars ($320,000) contributions to the Company during 2021 and management has the wherewithal and plans to fund the operations of the Company for the next twelve months.

5. RENT

The Company leases its office facility under an operating lease to expire in January 2022. Future minimum lease payments under this operating lease as of December 31, 2020 are $1,864. Rent expense for the year ended December 31, 2021 was $15,297.

6. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The Company had a net loss of $449,461 for the year ending December 31, 2021.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2021, the Company had a Federal income tax net operating loss (NOL) carryforward of $1,526,132. As a result of the Tax Cuts and Jobs Act (TCJA) of 2017, businesses can carry forward their net operating losses indefinitely, but the deductions are limited to 80 percent of taxable income. Prior to the TCJA, businesses could carry losses forward for 20 years without a deductibility limit. The Company had the following losses: $34,513 (2015), $182,990 (2016), and $256,371 (2017), which are subject to the 20-year rule that preceded the passage of the TCJA. The remaining losses of $1,052,258, which

occurred after the TCJA went into effect, can be carried forward indefinitely. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2021, the Company's federal and state tax returns generally remain open for the last three years.

7. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

As a regulated FINRA broker-dealer the Firm is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, the Firm has responded to FINRA inquiries and continues to be subject to an open matter. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company cannot predict the outcome of these matters.

8. SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2021 through the date of this report which is the date the financial statements were available to be issued. There were no other material subsequent events reportable during this period.